SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Robomatix Technologies Announces Financial Results for the Three Months Ended March 31, 2003

        TEL AVIV, Israel, November 3, 2003 /PRNewswire/ — Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF.OB), a holding company, announced today its financial results for the first quarter of year 2003. As used herein, “Robomatix” or “Company” refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary. Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. Additionally, Robomatix holds indirect interests in eLady Ltd., a Japanese Internet commerce portal for women, and direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology and also holds minority interests in two Israeli insurance companies. During the first quarter of 2003 Robomatix held approximately 45% of Edco Technologies Ltd. these holdings were sold at the end of the second quarter of 2003.

Sales for the first quarter of 2003 were $4.7 million, compared to sales of $3.4 million in the first quarter of 2002. Gross margins for the first quarter of 2003 were 21.5%, compared to 19.9% for the first quarter of 2002.

Selling, general and administrative expenses in the first three months of 2003 increased to $0.73 million from $0.46 million in the first three months of 2002.

The Company reported a net loss for the first quarter of 2003 of $(0.26) million, or $(0.02) per share. This compares to a net income of $0.19 million, or $0.01 per share in the first quarter of 2002.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

         CONSOLIDATED BALANCE SHEETS

         U.S. dollars in thousands

	March 31, 2003	December 31, 2002
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,788	$381
Marketable securities	104	135
Trade receivables (net of allowance for doubtful accounts of $ 63 and $ 61
at March 31, 2003 and December 31, 2002, respectively)	2,287	1,656
Other accounts receivable and prepaid expenses	285	356
Inventories	1,744	2,762

Total current assets	6,208	5,290

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables	179	172
Investment in other companies	4,703	2,640

	4,882	2,812

PROPERTY, PLANT AND EQUIPMENT, NET	118	3,740

DEFERRED TAXES	2,488	2,572

Total assets	$13,696	$14,414

The accompanying note is an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)
	March 31, 2003	December 31, 2002
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$2,097	$1,004
Current maturities of long-term loan	429	444
Trade payables	917	784
Other accounts payable and accrued expenses	1,719	1,590

Total current liabilities	5,162	3,822

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	2,128	4,489
Accrued severance pay	569	553
Excess of losses over investment in affiliate	491	-

	3,188	5,042

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares as of March 31, 2003 and	5,649	5,649
December 31, 2002; Issued and outstanding: 13,599,626
shares as of March 31, 2003 and December 31, 2002
Additional paid-in capital	30,133	30,133
Accumulated other comprehensive income (loss)	18	(36)
Accumulated deficit	(30,454)	(30,196)

Total shareholders' equity	5,346	5,550

Total liabilities and shareholders' equity	$13,696	$14,414

The accompanying note is an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2003	2002	2002
	Unaudited
Sales
Cost of sales	$4,709	$3,378	$8,704
	3,694	2,707	6,708

Gross profit	1,015	671	1,996

Selling and marketing expenses	230	129	655
General and administrative expenses	498	332	1,471

Operating income (loss)	287	210	(130)
Other income (expenses)	(458)	72	257
Financial expenses, net	(151)	(24)	(191)

Income (loss) before taxes on income	(322)	258	(64)
Taxes on income	159	65	378

	(481)	193	(442)
Equity in earnings of an affiliate	223	-	-

Net income (loss)	(258)	193	(442)

Basic and diluted net earnings (loss) per share (in U.S.
dollars)	$(0.02)	$0.01	$(0.03)

Weighted average number of shares used in computing
basic and diluted earnings (loss) per share	13,599,626	13,599,626	13,599,626

The accompanying note is an integral part of the consolidated financial statements.

Robomatix Technologies Announces Financial Results for the Six Months Ended June 30, 2003

        TEL AVIV, Israel, November 3, 2003 /PRNewswire/ — Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF.OB), a holding company, announced today its financial results for the second quarter of year 2003 and for the six months ended June 30, 2003. As used herein, “Robomatix” or “Company” refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.

Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. Additionally, Robomatix holds indirect interests in eLady Ltd., a Japanese Internet commerce portal for women, and direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology and also holds minority interests in two Israeli insurance companies. During the first six months of 2003 Robomatix held approximately 45% of Edco Technologies Ltd. such holdings were sold at the end of the second quarter of 2003.

Sales for the second quarter of 2003 were $2.8 million, compared to sales of $4.7 million in the first quarter of 2003 and $1.8 million in the second quarter of 2002. Gross margins for the second quarter of 2003 were 23.1%, compared to 21.5% for the first quarter of 2003 and 24.6% for the second quarter of 2002.

Selling, general and administrative expenses in the second quarter of 2003 increased to $0.73 million from $0.51 million in the second quarter of 2002.

The Company reported a net income for the second quarter of 2003 of $1.5 million, or $0.11 per share. This compares to a net loss of $(0.26) million, or $(0.02) per share in the first quarter of 2003, and a net loss of $(0.17) million, or $(0.01) per share, for the second quarter of 2002.

Sales for the first six months of 2003 were $7.5 million, compared to sales of $5.1 million for the first six months of 2002. Gross margins were 22.1% for the first six months of 2003, and 21.5% for the first six months of 2002.

Selling, general and administrative expenses in the first six months of 2003 increased to $1.5 million from $1.0 million in the first six months of 2002. The Company reported a net income for the first six months of 2003 of $1.2 million, or $0.09 per share, compared to a net income of $0.03 million, or $0.00 per share in the first six months of 2002.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,”“expects,” “intends,” “estimates,” “anticipates”and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

         CONSOLIDATED BALANCE SHEETS

         U.S. dollars in thousands

	June 30, 2003	December 31, 2002
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,382	$381
Marketable securities	295	135
Trade receivables (net of allowance for doubtful accounts of $ 63 and $
61 at June 30, 2003 and December 31, 2002, respectively)	1,917	1,656
Other accounts receivable and prepaid expenses	741	356
Inventories	2,193	2,762

Total current assets	7,528	5,290

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables	326	172
Investment in other companies	4,706	2,640

	5,032	2,812

PROPERTY AND EQUIPMENT, NET	101	3,740

DEFERRED TAXES	2,680	2,572

Total assets	$15,341	$14,414

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2003	December 31, 2002
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$2,230	$1,004
Current maturities of long-term loan	429	444
Trade payables	1,058	784
Other accounts payable and accrued expenses	1,579	1,590

Total current liabilities	5,296	3,822

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	2,169	4,489
Accrued severance pay	603	553

	2,772	5,042

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares at June 30, 2003 and December 31,
2002; Issued and outstanding: 13,599,626 shares at June 30, 2003 and
December 31, 2002	5,649	5,649
Additional paid-in capital	30,133	30,133
Accumulated other comprehensive income (loss)	491	(36)
Accumulated deficit	(29,000)	(30,196)

Total shareholders' equity	7,273	5,550

Total liabilities and shareholders' equity	$15,341	$14,414

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	Unaudited
Sales	$7,475	$5,145	$2,718	$1,767	$8,704
Cost of sales	5,822	4,040	2,128	1,333	6,708

Gross profit	1,653	1,105	590	434	1,996

Sales and marketing expenses	509	276	279	147	655
General and administrative expenses	947	698	571	366	1,471

Operating profit (loss)	197	131	(260)	(79)	(130)
Other income, net	1,026	151	1,788	79	257
Financial expenses, net	(387)	(172)	(236)	(148)	(191)

Income (loss) before taxes on income	836	110	1,292	(148)	(64)
Taxes on income	121	83	(38)	18	378

	715	27	1,330	(166)	(442)
Equity in earnings of an affiliate	481	-	236	-	-

Net income (loss)	$1,196	$27	$1,566	$(166)	$(442)

Basic and diluted net earnings
(loss) per share (U.S. dollars)	$0.09	$0.00	$0.12	$(0.01)	$(0.03)

Weighted average number of shares
used in computing basic and
diluted earning (loss) per share	13,599,626	13,599,626	13,599,626	13,666,293	13,599,626

The accompanying notes are an integral part of the consolidated financial statements.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

Date: November 3, 2003